FORM 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(  ) Form 3 Holdings Reported

(  ) Form 4 Transactions Reported

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940

1.   Name and Address of Reporting Person *

     Chowdry, Michael A.
     538 Commons Drive
     Golden CO 80401

2.   Issuer Name and Ticker or Trading Symbol

     Atlas Air, Inc. (CGO)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Statement for Month/Year

     12/99

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     ( x )     Director
     ( x )     10% Owner
     ( x )     Officer (give title below)
     (   )     Other (specify below)

     Chairman and Chief Executive Officer

7.   Individual or Joint/Group Filing
     (Check Applicable Line)

     ( x )     Form Filed by One Reporting Person
     (   )     Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)
     a)   Common Stock
     b)   Common Stock
     c)   Common Stock

2.   Transaction Date (Month/Day/Year)

3.   Transaction Code (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3,4 and 5)
     Amount / (A) or (D) / Price

5.   Amount of Securities Beneficially Owned at End of
     Issuer's Fiscal Year (Instr. 3 and 4)
     a)   8,865,204 (1)(2)
     b)   1,755,000
     c)   8,471,501 (1)

6.   Ownership Form Direct (D) or Indirect (I) (Instr. 4)
     a)   D
     b)   I
     c)   I

7.   Nature of Indirect Beneficial Ownership (Instr 4)
     a)
     b)   Held by Chowdry, Inc.
     c)   Held by Chowdry Limited Partnership (3)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
     a)   Employee Stock Option (right to buy)
     b)   Employee Stock Option (right to buy)
     c)   Employee Stock Option (right to buy)
     d)   Employee Stock Option (right to buy)

2.   Conversion or Excercise Price of Derivative Security
     a)   $17.3333
     b)   $16.3133
     c)   $24.1067
     d)   $26.94

3.   Transaction Date (Month/Day/Year)
     a)
     b)
     c)
     d)   6/09/99

4.   Transaction Code (Instr. 8)
     a)
     b)
     c)
     d)   A

5.   Number of Derivative Securities Acquired (A) or
Disposed of (D) (Instr. 3,4, and 5)
          (A)       /    (D)
     a)             /
     b)             /
     c)             /
     d)   56,250    /

6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable    /    Expiration Date
     a)   04/10/97            /    04/09/02
     b)   02/10/99            /    02/10/08
     c)   04/16/03            /    04/16/08
     d)   06/09/99 (4)        /    06/09/09

7.   Title and Amount of Underlying Securities
     (Instr. 3 and 4)
          Title          /    Amount or Number of Shares
     a)   Common Stock   /    53,440
     b)   Common Stock   /    56,250
     c)   Common Stock   /    281,250
     d)   Common Stock   /    56,250

8.   Price of Derivative Security ( Instr. 5)

9.   Number of Derivatives Securities Beneficially Owned at
     End of Year (Instr. 4)
     a)   53,440
     b)   56,250
     c)   281,250
     d)   56,250

10.  Ownership of Derivative Security: Direct (D) or
     Indirect (I) (Instr. 4)
     a)   D
     b)   D
     c)   D
     d)   D


11.  Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

See Attachment A for notes (1) and (2).


/s/ M. A. Chowdry
Michael A. Chowdry
**Signature of Reporting Person

February 11, 2000
Date

**Intentional misstatement or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15
U.S.C. 78ff(a).

Attachment A to Form 5 of
Michael A. Chowdry
Dated February 11, 2000
with respect to Atlas Air, Inc.

Explanation of Responses

(1)  Does not include 292,500 shares of Atlas Air, Inc.
common stock held by the Chowdry Family Foundation, a non-profit corporation, as to which the reporting person disclaims beneficial ownership for purposes of Section 16 or for any other purpose.

(2) Of these shares, 6,204 shares are restricted stock subject to vesting requirements.

(3) The reporting person disclaims beneficial ownership of all shares held by Chowdry Limited Partnership, and this report should not be deemed to be an admission that the reporting person is a beneficial owner of such shares for purposes of Section 16 or for any other purpose.

(4)  This option vests in four equal installments, beginning
June 9, 2000.